UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Allied Healthcare Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019222 10 8

(CUSIP Number)

John D. Weil

4625 Lindell Blvd.

Suite # 335

St Louis MO 63108

(314) 421-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON John D. Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) *See Item 6 below	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,513
	8	SHARED VOTING POWER 78,988
	9	SOLE DISPOSITIVE POWER 100,513
	10	SHARED DISPOSITIVE POWER 78,988

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.46%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Note: This Statement shall be deemed to amend Amendment No. 9 to Schedule 13D filed by John D. Weil, Joseph D. Lehrer, Victoria L. Weil and Gideon J. Weil on September 3, 2021 (the “Amendment No. 9”).

This Statement is being filed by John D. Weil (the “Reporting Person” or “John Weil”). In the interest of clarity, it also contains information concerning holdings of the Issuer’s stock as last reported on Amendment No. 9 by Victoria L. Weil and Gideon J. Weil, who do not join in filing this Statement.

Item 1. Security and Issuer.

This Statement relates to the common stock (the “Common Stock”) of Allied Healthcare Products, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 1720 Sublette Avenue, St Louis, Missouri 63110.

Item 2. Identity and Background

This Statement is being filed jointly by and on behalf of the Reporting Person. Unless otherwise noted, the business address of the Reporting Persons is c/o John D. Weil, 4625 Lindell Blvd. Suite # 335, St Louis, Missouri 63108.

John D. Weil - John Weil is a self-employed investor and has served as a member of the board of directors of the Issuer since 1997. John Weil is a citizen of the United States.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All shares of Common Stock reported on this Statement were acquired either using personal funds of the Reporting Person or by transfers for no consideration from trusts, partnerships or other entities affiliated with the Weil family.

Item 4. Purpose of Transaction.

The shares of Common Stock described in this Statement were originally acquired by the Reporting Person, or his successors in interests, for the purpose of investment.

The Reporting Person currently has no present plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (d) any material change to the present capitalization or dividend policy of the Issuer, (e) any other material change in the Issuer’s business or corporate structure, (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (i) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)   As of the date on which this schedule was filed, the Reporting Person together with Victoria L. Weil and Gideon J. Weil, beneficially own an aggregate of 683,942 shares of Common Stock, which represents 17.01% of the Issuer’s issued and outstanding shares of Common Stock as of June 30, 2021, the last date for which the Issuer has disclosed the number of outstanding shares of Common Stock in any filings with the Securities Exchange Commission. The above percentage of outstanding shares of Common Stock and all percentage ownership disclosed with respect to John D. Weil is based on a total of 4,021,037 shares of Common Stock issued and outstanding as of November 1, 2021, which includes 7,500 shares of Common Stock which John D. Weil has the right to acquire within the next 60 days pursuant to options granted by the Issuer. The percentages of outstanding shares of Common Stock for Victoria L. Weil and Gideon J. Weil are based on a total of 4,013,537 shares of Common Stock issued and outstanding as of June 30, 2021, the last date for which the Issuer has disclosed the number of outstanding shares of Common Stock in any filing with the Securities Exchange Commission.

(b) The interest in shares of Common Stock of each Reporting Person is set forth below:

Reporting Person	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power
	Number of Common Shares	% of Outstanding Common Shares(1)	Number of Common Shares	% of Outstanding Common Shares(1)
John D. Weil	100,513	2.5%	78,988(2)	1.96%
Victoria L. Weil	247,298	6.16%	0	0%
Gideon J. Weil	257,143	6.41%	0	0%

(1)	See preceding paragraph for description of calculation of percentage ownership.

(2)	The number of shares of Common Stock over which John Weil has shared voting and dispositive power includes:

(a)	21,674 shares held in trusts for the benefit of descendants of Mark Weil and with respect to which John Weil serves as a co-trustee with Mark Weil.

(b)	32,163 shares held in trusts for the benefit of Richard Weil, Jr. and/or his children with respect to which John Weil serves as co-trustee with Richard Weil, Jr.

(d)	25,178 shares held by John Weil’s spouse in trusts and other entities.

(3)	The shares of Common Stock over which Victoria L. Weil has sole voting and dispositive power are held in trusts for the benefit of her family.

(4)	The shares of Common Stock over which Gideon J. Weil has sole voting and dispositive power are held in trusts for the benefit of his family.

(c)  On November 26, 2021, John Weil engaged in the following transactions:

(1)	John Weil sold 66,615 shares at a weighted average price of $8.421 per share.

(2)	A trust for the benefit of John Weil’s spouse and her children and with respect to which the Reporting Person serves as a co-trustee sold 64,118 shares at a weighted average price of $8.467 per share.

(3)	A trust of which John Weil’s spouse is trustee sold 5,131 shares at a weighted average price of $8.057 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13D (including any amendments) need be filed with respect to ownership by each of the undersigned of shares of the common stock of Allied Healthcare Products, Inc.

Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2021

/s/ John D. Weil
John D. Weil